

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Jude Bricker
Chief Executive Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

Re: Sun Country Airlines Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 22, 2020
CIK No. 0001743907

Dear Mr. Bricker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 22, 2020

Prospectus Summary, page 1

1. Where you make qualitative statements about your business during the COVID-19 pandemic, please provide objective support or identify the statements as your belief. For example, beginning on page 1, you make the following statements:

    •   "In addition, low cost, leisure focused carriers, similar to Sun Country, have been more resilient during economic downturns, including the current COVID-19 induced downturn, when compared to business-travel-focused legacy carriers."
    •   "While all scheduled service airlines were negatively impacted by the COVID-19 induced industry downturn, low-cost leisure focused airlines, such as Sun Country

Airlines, outperformed business-travel-focused legacy network airlines."

In addition, please clarify your references to "more resilient" and "outperformed" in connection with such statements.

COVID-19 Induced Downturn, page 3

2.   Your disclosure at the beginning of this section briefly states that you "were not unaffected by this downturn" but then focuses on how you mitigated the impact of COVID-19 "better than any other large U.S. passenger airline." Please briefly discuss in this section the adverse impact of the pandemic on your business, operating results, financial condition and liquidity. For example, we note your disclosure on page 4 that your financial and operating results and business operations for your scheduled service and charter businesses have been materially and adversely impacted by COVID-19, which impact is likely to continue during the duration of the pandemic. We also note your related risk factor disclosure on pages 23-25, and your discussion on page 76 regarding trends and uncertainties related to the pandemic.

3.   We note your statement that "[d]uring 2020, we generated higher operating income margins than any other mainline U.S. passenger airline while being the only mainline U.S. airline to also have positive pre-tax income margins." Please balance this disclosure to address whether such positive margins were due to your charter and cargo businesses as opposed to your passenger business. In addition, please clarify, if true, that such statement is based on results through the third quarter of 2020 only. We note your related tabular presentation on page 4.

Prospectus Summary
COVID-19 Induced Downturn, page 3

4.   We note your presentation of the bar graph on page 4 showing operating income margin for yourself and eight other airlines and the explanation you provide in footnote 1 which indicates that you have adjusted the results of your competitors "to remove identified one-time items such as asset sales, impairment charges and non-cash stock compensation expense." Tell us your basis for presenting this information for the other airlines and clarify how you derived the operating income margin and ensured consistent calculation of the margin for each of them.

5.   Further to the above, we note from your disclosure on page 123 that you also consider Hawaiian Airlines to be a key competitor. Please clarify why this airline is not presented in your bar graph on page 4.

Prospectus Summary
Our Competitive Strengths, page 4

6.   We note your disclosure on page 7 that your Adjusted CASM declined from 7.80 cents for the year ended December 31, 2017 to 6.31 cents for the year ended December 31, 2019,

and your disclosure that Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn. Please balance your disclosure in this section to disclose your Adjusted CASM for the nine months ended September 30, 2020. We note your related disclosure on page 21.

Our Competitive Strengths

Tactical Mid-Life Fleet with Flexible Operations, page 5

7.   We note your statement that you "maintain low aircraft ownership costs by purchasing mid-life Boeing 737-800 aircraft, which have a lower purchase price, when compared to new Boeing 737 aircraft, that more than offsets their moderately higher operating costs." However, we note in your prior submission a statement that "Older aircraft on average require higher ongoing maintenance and repair costs," which provided a more balanced perspective of the ownership of mid-life versus new aircraft. Describe the assumptions underlying your statement that your lower aircraft purchase price more than offsets the "moderately higher" operating costs to support the revised disclosure.

Prospectus Summary

The Offering, page 14

8.   Where you discuss your dividend policy on page 15, please also disclose the prohibition on dividends imposed by the CARES Act Loan Agreement.

Use of Proceeds, page 64

9.   We note that you intend to allocate your proceeds for general corporate purposes and "anticipate using a significant portion...to implement [your] growth strategies and generate funds for working capital." If more detailed information is known regarding plans for the proceeds, please revise this section accordingly. In this regard, we note your disclosure on page 9 regarding your focus, following the end of the COVID-19 pandemic to "grow [your] passenger aircraft fleet" and initiatives to convert to an "owned (versus leased) model for aircraft ownership" as well as your risk factor disclosure on page 59 indicating that you may invest the proceeds in "short-term, investment-grade, interest-bearing securities."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 90

10.   We note from your response to prior comment 6 that you believe the presentation of Adjusted EBITDAR is "useful information for investors since it is utilized by the Company's management for measuring the Company's financial performance excluding the cost of its legacy operating leased aircraft." However, you also state on page 91 that "Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate [y]our business." Because of this limitation, Adjusted EBITDAR

should not be referred to as a performance measure. Therefore, revise your disclosure to refer to Adjusted EBITDAR solely as a valuation measure and to further emphasize the limitations of its use.

Adjusted CASM, page 93

11. Where you provide a discussion of Adjusted CASM, please revise to include discussion of the most directly comparable GAAP measure of CASM with equal or greater prominence. Refer to Item 10(e)(1)(i)A of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

Financial Statements
Consolidated Statements of Cash Flows, page F-7

12. Tell us the nature of the amounts presented in the line item Reduction of Operating Lease Right-of-Use-Assets in the statements of cash flows for the year ended December 31, 2019 and the nine months ended September 30, 2020 and 2019. In your response, address why these amounts are classified as cash flows from operating activities.

Notes to Consolidated Financial Statements
Note 1. Company Background
Amazon Agreement, page F-9

13. Please clarify the following as it relates to the description of terms in the contract with Amazon.com Services, Inc. ("Amazon"):

- You indicate that Amazon will supply the aircraft to be used to provide the air cargo services. However, we also note disclosure on page 128 that indicates you will sublease the aircraft directly from Amazon. Revise your disclosure to explain how you will account for the sublease of the aircraft under this agreement;

- With regard to the reimbursement of expenses by Amazon under this agreement, we note disclosure on page F-57 which states that "Revenues for items that are reimbursed through airline service agreements, including consumption of aircraft fuel, are generally recognized net, as the costs are incurred." Based on this disclosure, it is not clear whether the reimbursement of such costs is recognized as revenue or recognized as an offset to the costs incurred. Clarify how you account for reimbursed costs under this agreement and provide reference to the relevant accounting guidance you relied upon;

- We note that a component of the fee you receive under this agreement is based on a set rate per cycle and block hour flown. However, we note only the definition of "block hours" is provided in the Glossary of Terms on page iii. Revise to provide the definition of "cycle" as well; and

- Expand your disclosure, where applicable, to describe how you determined that the fair value of the Amazon warrants as of December 31, 2019 was $139.43 per share.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian M. Janson, Esq.